EXHIBIT 21

Subsidiaries of 1st Centennial Bancorp

Name of Subsidiary	Jurisdiction of Incorporation
1st Centennial Bank	California
Centennial Capital Trust II	Delaware Statutory Trust
Centennial Capital Trust III	Delaware Statutory Trust